July 27, 2018

VIA EDGAR

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: David L. Orlic

RE:     Grosvenor Registered Multi-Strategy Fund (W), LLC

(File Nos. 333-211728 and 811-22857)

Post-Effective Amendment No. 3 to Registration Statement under the Securities Act of 1933; Amendment No. 11 to Registration Statement under the Investment Company Act of 1940

Grosvenor Registered Multi-Strategy Fund (TI 1), LLC

(File Nos. 333-211729 and 811-22352)

Post-Effective Amendment No. 3 to Registration Statement under the Securities Act of 1933; Amendment No. 11 to Registration Statement under the Investment Company Act of 1940

Grosvenor Registered Multi-Strategy Fund (TI 2), LLC

(File Nos. 333-211733 and 811-22353)

Post-Effective Amendment No. 4 to Registration Statement under the Securities Act of 1933; Amendment No. 13 to Registration Statement under the Investment Company Act of 1940

Dear Mr. Orlic:

This letter is in response to the comments (“Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) conveyed by telephone on July 24, 2018, with respect to the registration statements (each a “Registration Statement”) filed under the Securities Act of 1933, as amended (the “1933 Act”), and under the Investment Company Act of 1940, as amended (the “1940 Act”), by Grosvenor Registered Multi-Strategy Fund (W), LLC (the “W Fund”), Grosvenor Registered Multi-Strategy Fund (TI 1), LLC (the “TI 1 Fund”) and Grosvenor Registered Multi-Strategy Fund (TI 2), LLC (the “TI 2 Fund”) (each, a “Registrant” and collectively, the “Registrants”).

Please find Registrants’ responses to the Comments below, which accompany amended Registration Statements, which include each Registrant’s annual audited financial statements. We believe that the disclosure changes and supplemental responses discussed in this letter are fully responsive to the Staff’s comments and resolve any matters raised.

The Registrants intend formally to request acceleration of effectiveness of the Registration Statements to July 31, 2018.

We have, for the convenience of the Staff, repeated below the Comments followed by Registrants’ response. Defined terms not defined herein have the same meanings as used in the Registration Statement.

General Comments Applicable to All Registrants

1.	Please acknowledge that the Comments relate to all the Registrants.

    Response: Each Registrant so acknowledges.

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July 27, 2018

Prospectus Comments

2.

In the third paragraph under the heading “Redemptions and Repurchases of Shares by the Fund,” the Staff believes that the second to last sentence is not consistent with the requirements of Rule 13e-4(f)(3) of the Securities Exchange Act of 1934, as amended. Please advise as to how the Fund will comply with Rule 13e-4(f)(3). In particular, please clarify how the Fund will comply with this rule if a Shareholder tenders for repurchase only a portion of such Shares, and this results in the Shareholder owning less than the minimum balance required for remaining Shares.

Response:      In response to the Staff’s comment, the Fund has revised the disclosure in the third paragraph as follows:

If a repurchase offer is oversubscribed by Members who tender their Shares for repurchase (in other words, if the amount of Shares tendered exceeds the amount that the Fund has offered to repurchase), the Fund will repurchase only a pro rata portion of the Shares tendered by each Member. Similarly, if an offer to repurchase interests in the Master Fund is oversubscribed, the Master Fund will repurchase only a pro rata portion of the interests tendered by the Fund to the Master Fund, unless the offer to repurchase interests in the Master Fund is increased and extended, and accordingly the Fund may be required to scale down the repurchase of Shares from Members. If the offer to repurchase interests in the Master Fund is extended, the Fund will receive notice of such extension. In addition, a Member who tenders for repurchase only a portion of such Member’s Shares will be required to continue to own Shares having a net asset value not less than $25,000, or such lesser amount as may be established by the Board of Directors. In the event that a Member’s investment falls below the required minimum due to the repurchase by the Fund of Shares on a pro rata basis, the Fund shall waive the required minimum amount. Additionally, the Fund will only repurchase securities in accordance with Rule 13e-4 of the Securities Exchange Act of 1934, as amended, (the “Securities Exchange Act”), and if less than all of the outstanding securities are repurchased, the repurchase will occur on a pro-rata basis, or in such other manner as it will not discriminate unfairly against any Member.

3.	In the Expense Example, please confirm that the numbers in the table reflect the waiver only for the one year period and include appropriate disclosure.

Response:      In response to the first portion of the Staff’s comment, the Fund confirms that the numbers in the expense example table reflect the fee waivers disclosed in the “Summary of Fund Expenses” table only for the one year period. In response to the second portion of the Staff’s comment, the Fund respectfully declines to make any changes. Supplementally, the Fund notes that Item 3 of Form N-2 does not require disclosure regarding fee waivers to accompany the Expense Example table.

4.

In first sentence of the twelfth paragraph under the heading “Special Investment Instruments and Techniques,” please confirm whether the disclosure should refer to regulations or published positions of the CFTC, rather than the SEC.

Response:      In response to the Staff’s comment, the Fund has revised the disclosure as follows:

U.S. Securities and Exchange Commission

July 27, 2018

Pursuant to regulations or published positions of the CFTC, an Investment Manager may be required to segregate permissible liquid assets in connection with its commodities transactions in an amount generally equal to the value of the underlying commodity. If an Investment Manager is required to do so, the segregation of such assets will have the effect of limiting its ability to otherwise invest those assets.

5.

In the section “Investment Policies and Restrictions,” consider clarifying the disclosure that states that “the Fund will not invest 25% or more of the value of its total assets in the securities (other than U.S. Government Securities) of issuers engaged in any single industry, except that: … the Fund (if it invests directly in Investment Funds rather than investing in the Master Fund) and the Master Fund will invest 25% or more of the value of their total assets in Investment Funds, except during temporary adverse market conditions affecting Investment Funds in which they may invest, but will not invest 25% or more of the value of their total assets in Investment Funds that focus on investing in any single industry or group of related industries.”

Response:     The Fund respectfully declines to make any changes in response to this comment. Because this restriction is designated as a fundamental policy of the Fund, it may not be changed without the approval of a majority of the Fund’s outstanding securities (as defined in the 1940 Act). Supplementally, the Fund notes that this fundamental policy has been in effect since the Fund’s inception and has been reviewed by the Staff numerous times.

6.	In the section “The Adviser,” please disclose the period covered by the report in which the basis of the Board’s approval of the Advisory Agreement is discussed.

Response:     The Fund has made the requested change.

7.	In the section “Conflicts of Interest,” please more clearly describe the relationships and transactions giving rise to the conflicts of interest.

Response:     In response to this comment, the Fund has determined that certain conflicts originally disclosed relate to the Adviser’s other business activities and are more appropriate for its Form ADV. The Fund has modified the disclosure to delete these items.

8.

In Appendix A to the TI 1 Fund and the TI 2 Fund’s Registration Statements, the disclosure states that “Performance data from January 1, 2003, to December 31, 2009, as shown is actual investment performance of the Master Fund.” Please confirm that the gross expenses of the Master Fund were used for the prior period from January 1, 2003 to December 31, 2009.

Response:     The Fund confirms that the performance data for that period reflects the expenses incurred by the Master Fund.

9.

In Appendix A to the TI 1 Fund’s Registration Statement, the Staff notes that the disclosure states that “The returns do not include any upfront sales load that may be charged by an investor’s financial intermediary and if included, the maximum 1.25% upfront sales load would reduce the performance presented.” The Staff believes that this sales load should be reflected. Please note that this comment is also applicable to the TI 2 Fund.

Response:     The applicable Funds respectfully decline to make any changes in response to the Staff’s comment. Supplementally, the Funds note that, as disclosed in the Registration Statements, not all shareholders are subject to the sales load. Therefore, reflecting the sales load

U.S. Securities and Exchange Commission

July 27, 2018

in the performance disclosure would not provide meaningful disclosure to certain investors. Additionally, the Funds note that as continuously offered closed-end management investment companies, they are subject to the requirements of Form N-2. However, as Form N-2 is silent on this issue, Form N-1A contains instructive guidance and would be applicable if the Funds were open-end investment companies. Specifically, Instruction 1(a) to Item 4 of Form N-1A provides that: “If a Fund’s shares are sold subject to a sales load or account fees, state that sales loads or account fees are not reflected in the bar chart and that, if these amounts were reflected, returns would be less than those shown.” The performance disclosure shown in Appendix A is similar to the bar chart disclosure required by Form N-1A and, therefore, sales loads have not been reflected in the returns shown.

Statement of Additional Information Comment

10.	Please include the “Subject to Completion” legend on the front cover of the statement of additional information, as required by Rule 481(b)(2) under the 1933 Act.

Response:     The Fund has made the requested change.

Part C Comment

11.	In Item 30, please include the statement regarding the SEC’s position on indemnification, as required by Rule 484(b)(3) under the 1933 Act.

Response:     The Fund has made the requested change.

Thank you for your attention to these matters. If you have any questions regarding these responses, please feel free to call me at (617) 951-9053 or George Zornada at (617) 261-3231.

Sincerely,

/s/ Abigail P. Hemnes

Abigail P. Hemnes